Exhibit 99.1
Project-level disclosure
Granite Construction Incorporated (the “Company”) subsidiary, Granite Infrastructure Canada, Ltd. (“Granite Canada”), is a construction aggregate producer based in British Columbia, Canada operating on Malahat First Nation land. Granite Canada pays royalties for extracted aggregates to the Malahat First Nation. See table below for payments made (in thousands) to the Malahat First Nation for the year ended December 31, 2024.

Project	Type	Government	Country and Subdivision	Currency Used	Segment	Resource	Method of Extraction	Total Payments (1)
Granite Canada	Royalty	Foreign Government - Tribal Government	CA-BC	CAD	Materials	Hard Rock	Open Pit	$535
(1) Total payments are reported in United States (“U.S.”) dollars. Payments that were made using Canadian dollars have been converted to U.S. dollars based on the exchange rate as of the Company’s fiscal year end.
Government-level disclosure
The Company files a consolidated income tax return in the U.S. that includes all U.S. entities. The Company pays U.S. corporate income taxes based on income before income taxes of the entire U.S. group rather than on a project-by-project basis. The amount (in thousands) in the below table for the year ended December 31, 2024 is based on the consolidated income before income taxes of the Company.

Type	Government	Country	Currency Used	Total Payments
Income Taxes	Federal Government	United States	USD	$18,500